UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, anticipated school openings, our results of operations, financial condition, liquidity, growth prospects, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the inability to complete the proposed merger due to the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger; and (3) the failure to obtain the necessary financing arrangements set forth in the debt and equity commitment letters delivered pursuant to the merger agreement.  Additional risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, liquidity, growth prospects, strategies and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition, liquidity, growth prospects, strategies and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

(in $ millions, except share data)

	Three Months Ended		Six Months Ended
	February 28, 2017	February 29, 2016(1)	February 28, 2017	February 29, 2016(1)
Revenue	259.5	243.2	520.5	487.4
Cost of sales	(159.1)	(144.9)	(323.0)	(293.0)
Gross profit	100.4	98.3	197.5	194.4

Selling, general and administrative expenses	(50.5)	(46.4)	(102.2)	(92.3)
Depreciation	(0.2)	(0.2)	(0.3)	(0.4)
Amortization	(4.5)	(4.6)	(9.1)	(9.2)
Other (losses)/gains	(2.5)	5.4	18.3	5.3
Exceptional expenses	(0.8)	(2.5)	(1.3)	(4.9)
Total expenses	(58.5)	(48.3)	(94.6)	(101.5)

Operating profit	41.9	50.0	102.9	92.9

Finance income	0.8	0.7	1.9	1.7
Finance expense	(18.5)	(23.6)	(28.5)	(26.8)
Net finance expense	(17.7)	(22.9)	(26.6)	(25.1)

Profit before tax	24.2	27.1	76.3	67.8
Income tax expense	(5.4)	(5.7)	(17.5)	(14.1)
Profit for the period	18.8	21.4	58.8	53.7

Profit attributable to:
- Owners of the parent	18.3	21.0	57.7	52.8
- Non-controlling interest	0.5	0.4	1.1	0.9
Profit for the period	18.8	21.4	58.8	53.7

Earnings per ordinary share(2) (in dollars)
Basic	0.18	0.20	0.55	0.51
Diluted	0.17	0.20	0.55	0.51

(1) During the year ended August 31, 2016, we finalized the purchase price allocation accounting from the prior year, made voluntary presentation changes and made corrections of prior period errors, by adjusting the prior period information. The information included in this report on Form 6-K for the three and six months ended February 29, 2016 reflects these adjustments. For more information, see our annual report on Form 20-F filed with the SEC and our report on Form 6-K (“Prior Period Changes in Basis of Presentation and Correction of Errors”) furnished to the SEC on November 29, 2016.

(2) Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended February 28, 2017 the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 105.7 million ordinary shares, respectively. For the six months ended February 28, 2017 the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 105.6 million ordinary shares, respectively. For the three and six months ended February 29, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

(in $ millions)

	Three Months Ended		Six Months Ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Profit for the period	18.8	21.4	58.8	53.7

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on defined benefit pension plans	4.5	(1.4)	7.4	(2.1)
Tax relating to items that will not be reclassified to profit or loss	(1.0)	—	(1.6)	—

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation gains/(losses)	6.7	(6.8)	(40.9)	(30.5)
Tax relating to items that may be subsequently reclassified to profit or loss	(0.6)	—	(0.6)	—

Other comprehensive income/(loss) for the period, net of income tax	9.6	(8.2)	(35.7)	(32.6)

Total comprehensive income for the period	28.4	13.2	23.1	21.1

Attributable to:
- Owners of the parent	27.9	12.8	22.0	20.2
- Non-controlling interest	0.5	0.4	1.1	0.9

Total comprehensive income for the period	28.4	13.2	23.1	21.1

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

(in $ millions)

	February 28,	August 31,
	2017	2016

Non-current assets
Property, plant and equipment	325.8	328.5
Intangible assets	1,333.6	1,365.4
Investments in joint ventures and associates	0.4	0.5
Derivative financial instruments	4.0	—
Trade and other receivables	42.6	42.0
Deferred lease expense	29.8	30.6
Deferred tax assets	75.6	79.0
	1,811.8	1,846.0
Current assets
Current tax assets	4.6	3.4
Inventories	3.3	4.3
Derivative financial instruments	2.4	—
Trade and other receivables	107.1	132.5
Deferred lease expense	2.3	1.7
Cash and cash equivalents (excluding bank overdrafts)	225.7	371.9
	345.4	513.8
Assets held for sale	—	8.3
Total assets	2,157.2	2,368.1

Current liabilities
Trade and other payables	(138.0)	(140.3)
Interest-bearing loans and borrowings	(41.3)	(5.0)
Finance lease liabilities	(1.2)	(1.2)
Deferred revenue	(292.7)	(550.0)
Deferred gain	(0.2)	(0.2)
Provisions for other liabilities and charges	—	(0.0)
Current tax liabilities	(12.3)	(4.5)
	(485.7)	(701.2)
Non-current liabilities
Interest-bearing loans and borrowings	(1,050.0)	(1,058.2)
Derivative financial instruments	(26.8)	(25.2)
Finance lease liabilities	(61.3)	(63.3)
Other payables	(49.5)	(49.1)
Deferred revenue	(8.7)	(8.0)
Deferred gain	(11.7)	(12.1)
Retirement benefit obligations	(37.3)	(48.9)
Deferred tax liabilities	(107.6)	(110.2)
	(1,352.9)	(1,375.0)
Total liabilities	(1,838.6)	(2,076.2)

Net assets	318.6	291.9

Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	736.2	736.0
Other reserves	6.9	6.9
Currency translation reserve	(133.2)	(91.7)
Shareholders’ deficit	(297.5)	(365.7)
	313.4	286.5
Non-controlling interest	5.2	5.4
Total Equity	318.6	291.9

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Share Capital	Share Premium	Other Reserves	Currency Translation Reserve	Shareholders’ Deficit	Total Parent Equity	Non- Controlling Interest	Total Equity

Balance at September 1, 2016	1.0	736.0	6.9	(91.7)	(365.7)	286.5	5.4	291.9
Total comprehensive income/(loss) for the period
Profit for the period	—	—	—	—	57.7	57.7	1.1	58.8
Other comprehensive income/(loss) for the period
Currency translation differences	—	—	—	(41.5)	—	(41.5)	—	(41.5)
Actuarial gains on defined benefit pension plans	—	—	—	—	5.8	5.8	—	5.8
Total comprehensive income/(loss) for the period	—	—	—	(41.5)	63.5	22.0	1.1	23.1
Transactions with owners, recorded directly in equity
Correction of error	—	—	—	—	0.7	0.7	—	0.7
Equity-settled share based payment transactions	—	—	—	—	4.2	4.2	—	4.2
Exercise of share options	—	0.2	—	—	(0.2)	—	—	—
Dividend paid	—	—	—	—	—	—	(1.3)	(1.3)
Total contributions by and distributions to owners	—	0.2	—	—	4.7	4.9	(1.3)	3.6
Balance at February 28, 2017	1.0	736.2	6.9	(133.2)	(297.5)	313.4	5.2	318.6

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended		Six Months Ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016

Cash (used in)/generated from operations	(33.3)	28.6	(87.8)	(12.6)
Payment of loan/bond expenses	(2.7)	(1.0)	(2.7)	(4.9)
Interest paid	(16.3)	(18.8)	(28.0)	(31.9)
Tax paid	(5.1)	(8.8)	(10.0)	(12.4)
Net cash used in operating activities	(57.4)	(0.0)	(128.5)	(61.8)

Net cash generated from/(used in) investing activities	6.5	(14.1)	(40.3)	(70.1)

Net cash (used in)/generated from financing activities	(2.2)	0.7	(5.8)	67.3

Net decrease in cash and cash equivalents	(53.1)	(13.4)	(174.6)	(64.6)

Cash and cash equivalents at beginning of the period	240.3	170.4	371.9	225.9

Exchange gains/(losses) on cash and cash equivalents	1.7	(1.9)	(8.4)	(6.2)

Cash and cash equivalents at the end of the period (including overdrafts)	188.9	155.1	188.9	155.1
Bank overdrafts	36.8	70.9	36.8	70.9
Cash and cash equivalents at the end of the period (excluding overdrafts)	225.7	226.0	225.7	226.0

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended		Six Months Ended
	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016
Full-time equivalent students (average for the period)(1)
China	5,876	5,793	5,882	5,768
China-Bilingual	453	—	450	—
China total	6,329	5,793	6,332	5,768
Europe	6,917	6,626	6,888	6,549
Middle East	5,607	5,316	5,613	5,299
Southeast Asia	8,353	7,487	8,286	7,404
North America	9,988	9,515	9,945	9,476
Total	37,194	34,737	37,064	34,496

Capacity (average for the period)(2)
China	9,242	8,926	9,242	8,926
China-Bilingual	2,250	—	2,250	—
China total	11,492	8,926	11,492	8,926
Europe	9,691	8,617	9,691	8,617
Middle East	6,187	5,851	6,187	5,851
Southeast Asia	12,561	12,156	12,561	12,127
North America	14,882	13,507	14,882	13,507
Total	54,813	49,057	54,813	49,028

Utilization (average for the period)(3)
China	64%	65%	64%	65%
China-Bilingual	20%	—	20%	—
China total	55%	65%	55%	65%
Europe	71%	77%	71%	76%
Middle East	91%	91%	91%	91%
Southeast Asia	66%	62%	66%	61%
North America	67%	70%	67%	70%
Total	68%	71%	68%	70%

Revenue per FTE (in $ thousands)(4)
China	8.9	9.3	18.1	18.9
China-Bilingual	7.4	—	14.8	—
China total	8.8	9.3	17.9	18.9
Europe	8.8	8.9	18.0	18.5
Middle East	4.8	4.9	9.7	9.6
Southeast Asia	5.0	4.9	9.9	9.6
North America	7.3	7.0	14.5	14.0
Total	7.0	7.0	14.0	14.1

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended		% Variance
$ millions	February 28, 2017	February 29, 2016	Reported	Constant Currency
Revenue (segment)

Premium Schools
China	52.3	54.0	(3.1%)	2.2%
China-Bilingual	3.4	—	—	—
China total	55.7	54.0	3.1%	8.7%
Europe	61.2	59.1	3.4%	3.6%
Middle East	27.2	25.9	5.1%	5.1%
Southeast Asia	41.5	36.3	14.4%	14.9%
North America	73.0	66.8	9.3%	10.5%
Total Premium Schools	258.6	242.1	6.8%	8.5%
Other	0.9	1.1	(14.1%)	(0.1%)
Total Revenue	259.5	243.2	6.7%	8.5%

Adjusted EBITDA (segment)

Premium Schools
China	22.6	23.5	(3.9%)	1.5%
China-Bilingual	0.3	—	—	—
China total	22.9	23.5	(2.7%)	2.8%
Europe	15.5	13.3	15.7%	16.3%
Middle East	6.8	6.1	11.5%	11.5%
Southeast Asia	14.4	12.0	20.9%	21.5%
North America	19.7	22.6	(12.6%)	(11.8%)
Total Premium Schools	79.3	77.5	2.3%	4.5%
Other	0.1	0.0	433.3%	275.9%
Central and regional expenses	(12.5)	(10.6)	17.8%	20.2%
Total Adjusted EBITDA	66.9	66.9	0.0%	2.2%
Adjusted Net Income	28.9	27.7	4.5%

	Six Months Ended		% Variance
$ millions	February 28, 2017	February 29, 2016	Reported	Constant Currency
Revenue (segment)

Premium Schools
China	106.5	109.3	(2.5%)	2.8%
China-Bilingual	6.7	—	—	—
China total	113.2	109.3	3.6%	9.3%
Europe	124.2	120.9	2.7%	3.0%
Middle East	54.7	51.1	7.2%	7.2%
Southeast Asia	82.1	71.0	15.6%	15.2%
North America	144.5	132.9	8.8%	10.0%
Total Premium Schools	518.7	485.2	6.9%	8.5%
Other	1.8	2.2	(19.0%)	(4.0%)
Total Revenue	520.5	487.4	6.8%	8.5%

Adjusted EBITDA (segment)

Premium Schools
China	45.5	46.8	(2.7%)	2.9%
China-Bilingual	0.5	—	—	—
China total	46.0	46.8	(1.6%)	4.0%
Europe	30.4	27.8	9.1%	9.6%
Middle East	13.5	11.6	16.7%	16.7%
Southeast Asia	27.6	22.4	23.8%	23.4%
North America	36.1	42.7	(15.4%)	(14.5%)
Total Premium Schools	153.6	151.3	1.6%	3.7%
Other	0.1	(0.2)	(181.5%)	(200.8%)
Central and regional expenses	(23.5)	(20.0)	17.6%	20.7%
Total Adjusted EBITDA	130.2	131.1	(0.6%)	1.3%
Adjusted Net Income	54.9	53.6	2.6%

We use EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share as supplemental financial measures of our operating performance. We define EBITDA as profit for the period plus income tax expense, net financing expense, exceptional items, other losses/(gains), impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS

	Three Months Ended		Six Months Ended
(Unaudited) $ millions	February 28, 2017	February 29, 2016	February 28, 2017	February 29, 2016

Profit for the period	18.8	21.4	58.8	53.7
Income tax expense	5.4	5.7	17.5	14.1
Net financing expense	17.7	22.9	26.6	25.1
Exceptional items(1)	0.8	2.5	1.3	4.9
Other losses/(gains)(2)	2.5	(5.4)	(18.3)	(5.3)
Amortization	4.5	4.6	9.1	9.2
Depreciation	0.2	0.2	0.3	0.4
Depreciation in Cost of Sales	12.2	11.0	24.0	22.8
EBITDA	62.1	62.9	119.3	124.9

(Gain)/loss on disposal of property, plant and equipment	(0.4)	0.0	(0.4)	(0.0)
Share based payments(3)	2.0	1.6	4.2	3.2
Greenfield pre-opening costs(4)	1.3	1.7	2.8	2.0
China Bilingual division establishment	0.5	—	0.8	—
Rollout of Juilliard Program(5)	0.9	0.9	1.5	1.2
Rollout of MIT collaboration(6)	0.3	—	0.7	—
Global campus expedition facility(7)	(0.3)	—	0.1	—
SOX implementation	0.5	—	1.0	—
Other	—	(0.2)	0.2	(0.2)
Adjusted EBITDA	66.9	66.9	130.2	131.1

Depreciation	(12.4)	(11.2)	(24.3)	(23.2)
Net Financing Expense	(17.7)	(22.9)	(26.6)	(25.1)
Financing Expense Adjustments(8)	2.7	6.0	(4.3)	(8.0)
Income Tax Expense	(5.4)	(5.7)	(17.5)	(14.1)
Tax Adjustments(9)	(4.7)	(5.0)	(1.5)	(6.2)
Non-Controlling Interest	(0.5)	(0.4)	(1.1)	(0.9)
Adjusted Net Income	28.9	27.7	54.9	53.6

Adjusted earnings per ordinary share(10) (in $)
Basic	0.28	0.27	0.53	0.51
Diluted	0.27	0.27	0.52	0.51

(1)  Exceptional expenses primarily relate to the acquisition of schools, including associated transaction and integration costs.

(2)   Represents the fair value gains and losses on our cross currency swaps, various put/call options, embedded lease derivatives at our Chicago South Loop school and the British International School of Houston and unrealized foreign exchange movements on our intercompany balances.

(3)  Represents non-cash charges associated with share based payments to members of management.

(4)  Includes the pre-opening costs associated with the opening of new campuses in Abu Dhabi, Hong Kong, Bangkok and China Bilingual.

(5) Represents the costs associated with the development of dance and drama curricula as part of The Juilliard-Nord Anglia Performing Arts Program.

(6) Represents the costs associated with the roll-out of the MIT collaboration as this is the first pilot year of the program.

(7) Represents the reclassification of certain Global Campus costs incurred in the three months ended November 30, 2016 to operating costs.

(8) Adjustment for unrealized foreign exchange gain arising from the revaluation of the CHF200.0 million senior secured notes to US dollar.

(9)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income. The effective tax rate for the year used in calculating the tax impact is 25.32%, which is the estimated effective tax rate for fiscal 2017 excluding unrealized FX gains.

(10)  Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended February 28, 2017 the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 105.7 million ordinary shares, respectively. For the six months ended February 28, 2017 the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 105.6 million ordinary shares, respectively. For the three and six months ended February 29, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of and for the three and six months ended February 28, 2017 and February 29, 2016 included elsewhere in this Form 6-K.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three and six months ended February 28, 2017 are not necessarily indicative of our results for the fiscal year ending August 31, 2017 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading operator of premium international schools.  We teach over 38,400 students, from kindergarten through the end of secondary school (“K-12”), at our 44 premium schools in China, Europe, the Middle East, South East Asia and North America. As of April 21, 2017, we had 38,402 FTEs and capacity of 56,057 seats, representing a utilization rate of 69%.

Recent Developments

On April 25, 2017, we entered into a definitive agreement and plan of merger with Bach Finance Limited and Bach Acquisitions Limited.  For additional information, see our report on Form 6-K furnished to the SEC on April 25, 2017.

On March 3, 2017, we announced that we had entered into two separate agreements to acquire two international schools in Europe and the Middle East.  On March 21, 2017, we completed the acquisition of the Prague British School (“PBS”) in Prague, Czech Republic.  The school was founded in 1992 and is now the largest premium British curriculum international school in Prague.  As of April 21, 2017, PBS had 976 FTEs and 1,222 seats of capacity.  The consideration of $21.0 million for the school represents 6.3x expected fiscal 2017 EBITDA.  The second acquisition that the group announced on March 3, 2017 is expected to close in the third quarter of fiscal 2017.  It is subject to customary closing conditions and we note that there is no assurance that the closing conditions will be satisfied.

Results of Operations

The following table sets forth income statement data as a percentage of revenue for the three and six months ended February 28, 2017 and February 29, 2016:

	Three Months Ended
	February 28, 2017		February 29, 2016
	$ millions	% Revenue	$ millions	% Revenue
Revenue	259.5	100.0	243.2	100.0
Cost of sales	(159.1)	(61.3)	(144.9)	(59.6)
Gross profit	100.4	38.7	98.3	40.4
Selling, general and administrative expenses	(50.5)	(19.5)	(46.4)	(19.1)
Depreciation	(0.2)	(0.1)	(0.2)	(0.1)
Amortization	(4.5)	(1.7)	(4.6)	(1.9)
Other (losses)/gains	(2.5)	(0.9)	5.4	2.3
Exceptional items	(0.8)	(0.3)	(2.5)	(1.0)
Total expenses	(58.5)	(22.5)	(48.3)	(19.8)
Operating profit	41.9	16.2	50.0	20.6

Finance income	0.8	0.3	0.7	0.3
Finance expense	(18.5)	(7.1)	(23.6)	(9.7)
Net financing expense	(17.7)	(6.8)	(22.9)	(9.4)

Profit before tax	24.2	9.4	27.1	11.2
Income tax expense	(5.4)	(2.1)	(5.7)	(2.4)
Profit for the period	18.8	7.3	21.4	8.8
Adjusted EBITDA	66.9	25.8	66.9	27.5
Adjusted Net Income	28.9	11.2	27.7	11.4

	Six Months Ended
	February 28, 2017		February 29, 2016
	$ millions	% Revenue	$ millions	% Revenue
Revenue	520.5	100.0	487.4	100.0
Cost of sales	(323.0)	(62.1)	(293.0)	(60.1)
Gross profit	197.5	37.9	194.4	39.9
Selling, general and administrative expenses	(102.2)	(19.6)	(92.3)	(18.9)
Depreciation	(0.3)	(0.0)	(0.4)	(0.1)
Amortization	(9.1)	(1.8)	(9.2)	(1.9)
Other gains/(losses)	18.3	3.5	5.3	1.1
Exceptional items	(1.3)	(0.3)	(4.9)	(1.0)
Total expenses	(94.6)	(18.2)	(101.5)	(20.8)
Operating profit	102.9	19.7	92.9	19.1

Finance income	1.9	0.4	1.7	0.4
Finance expense	(28.5)	(5.5)	(26.8)	(5.5)
Net financing expense	(26.6)	(5.1)	(25.1)	(5.1)

Profit before tax	76.3	14.6	67.8	14.0
Income tax expense	(17.5)	(3.4)	(14.1)	(2.9)
Profit for the period	58.8	11.2	53.7	11.1
Adjusted EBITDA	130.2	25.0	131.1	26.9
Adjusted Net Income	54.9	10.6	53.6	11.0

Three months ended February 28, 2017 compared to three months ended February 29, 2016

Revenue

Revenue increased $16.3 million, or 6.7% (8.5% on a constant currency basis), from $243.2 million for the three months ended February 29, 2016 to $259.5 million for the three months ended February 28, 2017.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue.

Revenue from our premium schools increased 6.8% (8.5% on a constant currency basis) from $242.1 million in the three months ended February 29, 2016 to $258.6 million in the three months ended February 28, 2017.  This increase was primarily due to increases in FTEs and tuition fees, including the impact of the new bilingual school we opened in Shanghai in September 2016.

Other revenue decreased from $1.1 million in the three months ended February 29, 2016 to $0.9 million in the three months ended February 28, 2017.

Cost of Sales

Cost of sales increased $14.2 million, or 9.8% (11.4% on a constant currency basis), from $144.9 million for the three months ended February 29, 2016 to $159.1 million for the three months ended February 28, 2017.  The increase was primarily due to direct costs associated with increased FTEs across our schools and the additional rent from the new campus opened in September 2016 for the British School of Houston, the new bilingual school opened in September 2016 in Shanghai and the impact of the additional rent following the sale and leaseback of three schools in North America in the third quarter of fiscal 2016.

Gross Profit

Gross profit increased $2.1 million, or 2.1% (4.2% on a constant currency basis), from $98.3 million for the three months ended February 29, 2016 to $100.4 million for the three months ended February 28, 2017 resulting in a gross profit margin of 38.7% for the three months ended February 28, 2017 compared to 40.4% for the three months ended February 29, 2016.  The reduction in gross profit margin for the three months ended February 28, 2017 was primarily due to the additional rent included in cost of sales from the sale and leaseback and the new school openings in September 2016, partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Selling, General and Administrative Expenses (“SGA”)

SGA expenses increased $4.1 million, or 9.0%, from $46.4 million for the three months ended February 29, 2016 to $50.5 million for the three months ended February 28, 2017.  SGA expenses as a percentage of revenue increased from 19.1% for the three months ended February 29, 2016 to 19.5% for the three months ended February 28, 2017, mainly due to the new schools opened in September 2016, greenfield school pre-opening costs in Abu Dhabi, Bangkok and Hong Kong, Global Campus related costs and Sarbanes-Oxley project costs.

Depreciation & Amortization Expenses

Depreciation expense was $0.2 million for the three months ended February 28, 2017, unchanged from the three months ended February 29, 2016.

Amortization expense on intangible assets totalled $4.5 million for the three months ended February 28, 2017, a decrease of $0.1 million from $4.6 million for the three months ended February 29, 2016.

Other (Losses)/Gains and Exceptional Items

Other (losses)/gains changed by $7.9 million from a gain of $5.4 million for the three months ended February 29, 2016 to a loss of $2.5 million for the three months ended February 28, 2017.  In the three months ended February 28, 2017, other (losses)/gains included $0.7 million of non-cash foreign exchange losses on intercompany balances and $1.8 million non-cash losses on financial instruments including a $0.2 million loss on the cross currency swaps and a $1.6 million loss on embedded lease derivatives.  In the three months ended February 29, 2016, other (losses)/gains included $6.7 million of non-cash foreign exchange gains on intercompany balances and a $1.3 million loss on embedded lease derivatives and other options.

Exceptional expense was $0.8 million for the three months ended February 28, 2017 compared to $2.5 million for the three months ended February 29, 2016.  In both periods, exceptional expense related primarily to the costs associated with acquiring or integrating schools.

Net Financing Expense

Net financing expense decreased by $5.2 million from $22.9 million for the three months ended February 29, 2016 to $17.7 million for the three months ended February 28, 2017 due primarily to an unrealized loss of $2.7 million for the three months ended February 28, 2017 compared to an unrealized loss of $6.0 million for the three months ended February 29, 2016 on the revaluation of the CHF 200.0 million bonds.

Income Tax Expense

We recorded an income tax expense of $5.4 million for the three months ended February 28, 2017, compared to $5.7 million for the three months ended February 29, 2016.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent decreased by $2.7 million from $21.0 million for the three months ended February 29, 2016 to $18.3 million for the three months ended February 28, 2017.

Adjusted EBITDA

Adjusted EBITDA was unchanged at $66.9 million from the three months ended February 29, 2016 to the three months ended February 28, 2017.  On a constant currency basis, adjusted EBITDA increased 2.2% for the three months ended February 28, 2017 from the three months ended February 29, 2016.

Adjusted Net Income

Adjusted net income increased by $1.2 million from $27.7 million for the three months ended February 29, 2016 to $28.9 million for the three months ended February 28, 2017.

Six months ended February 28, 2017 compared to six months ended February 29, 2016

Revenue

Revenue increased $33.1 million, or 6.8% (8.5% on a constant currency basis), from $487.4 million for the six months ended February 29, 2016 to $520.5 million for the six months ended February 28, 2017.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue.

Revenue from our premium schools increased 6.9% (8.5% on a constant currency basis) from $485.2 million in the six months ended February 29, 2016 to $518.7 million in the six months ended February 28, 2017.  This increase was primarily due to increases in FTEs and tuition fees, including the impact of the new bilingual school we opened in Shanghai in September 2016.

Other revenue decreased from $2.2 million in the six months ended February 29, 2016 to $1.8 million in the six months ended February 28, 2017.

Cost of Sales

Cost of sales increased $30.0 million, or 10.3% (11.7% on a constant currency basis), from $293.0 million for the six months ended February 29, 2016 to $323.0 million for the six months ended February 28, 2017.  The increase was primarily due to direct costs associated with increased FTEs across our schools and the additional rent from the new campus opened in September 2016 for the British School of Houston, the new bilingual school opened in September 2016 in Shanghai and the impact of the additional rent following the sale and leaseback of three schools in North America in the third quarter of fiscal 2016.

Gross Profit

Gross profit increased $3.1 million, or 1.6% (3.6% on a constant currency basis), from $194.4 million for the six months ended February 29, 2016 to $197.5 million for the six months ended February 28, 2017, resulting in a gross profit margin of 37.9% for the six months ended February 28, 2017 compared to 39.9% for the six months ended February 29, 2016.  The reduction in gross profit margin for the six months ended February 28, 2017 was primarily due to the additional rent included in cost of sales from the sale and leaseback and the new school openings in September 2016, partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Selling, General and Administrative Expenses

SGA expenses increased $9.9 million, or 10.7%, from $92.3 million for the six months ended February 29, 2016 to $102.2 million for the six months ended February 28, 2017.  SGA expenses as a percentage of revenue increased from 18.9% for the six months ended February 29, 2016 to 19.6% for the six months ended February 28, 2017, mainly due to the new school opened in September 2016, greenfield school pre-opening costs in Abu Dhabi, Bangkok and Hong Kong, Global Campus related costs, Sarbanes-Oxley project costs and an increase in non-cash charges of $1.0 million associated with share based payments to members of management.

Depreciation & Amortization Expenses

Depreciation expense was $0.3 million for the six months ended February 28, 2017, a decrease of $0.1 million from $0.4 million for the six months ended February 29, 2016.

Amortization expense on intangible assets totalled $9.1 million for the six months ended February 28, 2017, a decrease of $0.1 million from $9.2 million from the six months ended February 29, 2016.

Other Gains/(Losses) and Exceptional Items

Other gains/(losses) increased by $13.0 million from a gain of $5.3 million for the six months ended February 29, 2016 to a gain of $18.3 million for the six months ended February 28, 2017.  In the six months ended February 28, 2017, other gains/(losses) included $13.5 million of non-cash foreign exchange gains on intercompany balances and $4.8 million non-cash gains on financial instruments including a $8.0 million gain on the cross currency swaps offset by a $3.2 million loss on embedded lease derivatives.  In the six months ended February 29, 2016, other gains/(losses) included $7.6 million of non-cash foreign exchange gains on intercompany balances and a $2.3 million loss on embedded lease derivatives and other options.

Exceptional expense was $1.3 million for the six months ended February 28, 2017 compared to $4.9 million for the six months ended February 29, 2016.  In both periods, exceptional expense related primarily to the costs associated with acquiring or integrating schools.

Net Financing Expense

Net financing expense increased by $1.5 million from $25.1 million for the six months ended February 29, 2016 to $26.6 million for the six months ended February 28, 2017 due primarily to an unrealized gain of $4.3 million for the six months ended February 28, 2017 compared to an unrealized gain of $8.0 million for the six months ended February 29, 2016 on the revaluation of the CHF 200.0 million bonds.

Income Tax Expense

We recorded an income tax expense of $17.5 million for the six months ended February 28, 2017, compared to $14.1 million for the six months ended February 29, 2016.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent increased by $4.9 million from $52.8 million for the six months ended February 29, 2016 to $57.7 million for the six months ended February 28, 2017.

Adjusted EBITDA

Adjusted EBITDA decreased by $0.9 million, or 0.6% from $131.1 million for the six months ended February 29, 2016 to $130.2 million for the six months ended February 28, 2017.  On a constant currency basis, adjusted EBITDA increased 1.3%.

Adjusted Net Income

Adjusted net income increased by $1.3 million from $53.6 million for the six months ended February 29, 2016 to $54.9 million for the six months ended February 28, 2017.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Six Months Ended
$ millions	February 28, 2017	February 29, 2016
Net cash used in operating activities	(128.5)	(61.8)
Net cash used in investing activities	(40.3)	(70.1)
Net cash (used in)/generated from financing activities	(5.8)	67.3
Cash and cash equivalents at the end of period (including overdrafts)	188.9	155.1

Bank overdrafts	36.8	70.9

Cash and cash equivalents at the end of period (excluding overdrafts)	225.7	226.0

Net Cash used in Operating Activities

Cash used in operating activities was $128.5 million for the six months ended February 28, 2017, compared to $61.8 million for the six months ended February 29, 2016.  Cash used in operations increased by $75.2 million from $12.6 million for the six months ended February 29, 2016 to $87.8 million for the six months ended February 28, 2017 as a result of working capital changes, primarily a reduction in trade and other payables.  The increased outflow is primary due to the impact of a bigger cost base as the business has grown, a one-off cash payment relating to our new bilingual school in China of $11.3 million and the deferral of some payments in the prior fiscal year from the three months ended February 29, 2016 to the three months ended May 31, 2016.  Interest paid decreased from $31.9 million to $28.0 million and tax paid decreased from $12.4 million to $10.0 million for the six months ended February 29, 2016 and February 28, 2017, respectively.  The reduction in interest paid for the six months ended February 28, 2017 was primarily from our revolving credit facility remaining undrawn compared to a drawn balance of $74.0 million in the six months ended February 29, 2016.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities was $40.3 million for the six months ended February 28, 2017 compared to $70.1 million used in investing activities for the six months ended February 29, 2016.  The outflow for the six months ended February 28, 2017 includes $13.5 million deferred consideration for our schools in Vietnam and Cambodia, $36.7 million of capital expenditure in relation to the new Houston campus, the new China bilingual school in Shanghai and general maintenance capital expenditure, offset by sale proceeds of $8.9 million in relation to the sale of the old Houston campus.  The outflow for the six months ended February 29, 2016 was due primarily to the $27.9 million final payment for the Meritas acquisition and $43.0 million of capital expenditure.

Net Cash (used in)/generated from Financing Activities

Cash used in financing activities was $5.8 million for the six months ended February 28, 2017 compared to cash generated from financing activities of $67.3 million for the six months ended February 29, 2016.  The outflow for the six months ended February 28, 2017 was due to repayment of borrowings of $4.6 million and the payment of dividends related to non-controlling interests of $1.3 million.  The inflow for the six months ended February 29, 2016 was primarily due to net drawings on the revolving credit facility of $74.0 million.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	February 28, 2017	August 31, 2016

Bank Overdraft	36.8	—
Term Loan B	861.7	866.6
CHF Bond	191.4	195.2
CHF Bond interest	1.4	1.4
Total debt	1,091.3	1,063.2
Less current maturities	(41.3)	(5.0)
Long-term debt	1,050.0	1,058.2

In December 2016, we successfully repriced our term loan facility and revolving credit facility. The term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 3.50% per annum. Revolving loans bear interest at LIBOR plus a margin ranging from 2.25% to 3.25% per annum (currently 3.25%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.25%
< 4.50:1.00	3.00%
> 3.50:1.00
< 3.50:1.00	2.75%
> 3.00:1.00
< 3.00:1.00	2.50%
> 2.50:1.00
< 2.50:1.00	2.25%

In March 2016, we entered into six separate cross currency swaps totalling $210.0 million notional value maturing on August 31, 2017, August 31, 2018 and August 31, 2019, each with an embedded FX option that limits the potential gains on final exchange. Under each contract, we swapped a USD floating rate liability under our term loans for a RMB or euro fixed interest rate liability with an obligation to pay a fixed rate on the RMB or euro equivalent amount. At maturity there is also the payment of principal amounts between currencies.

On June 25, 2015, we issued CHF200.0 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us. The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries. The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

At any time prior to July 15, 2018, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.750 % of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

At any time prior to July 15, 2018, we may, on any one or more occasions, at our option redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes, plus an applicable redemption premium and accrued and unpaid interest to the redemption date.

At any time on or after July 15, 2018 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date.

Year	Redemption Price
2018	102.875%
2019	101.438%
2020 and thereafter	100.000%

We may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes outstanding plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law.

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended February 28, 2017, after giving effect on a pro forma basis to acquisitions and related financings:

$ millions	Twelve Months Ended February 28, 2017

Adjusted EBITDA	206.5
Interest Income	2.5
Consolidated EBITDA	209.0
Full year impact of the sale and leaseback(1)	(2.5)
Consolidated EBITDA (adjusted for the full year impact of acquisitions and sale and leaseback)	206.5
Consolidated Interest Expense (on a pro forma basis)	67.6

(1) Incorporates the full twelve-month pro-forma impact of the sale and lease back transactions as though they had occurred on March 1, 2016.

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

In addition, the credit agreement requires us to maintain a pro forma net leverage ratio of not greater than 5.25:1.00 if the sum of our (i) revolving loans and (ii) letter of credit/bank guarantee usage in excess of $20.0 million exceeds 30% of our aggregate revolving commitments.

The credit agreement and indenture also contain customary events of default and the credit agreement contains customary affirmative covenants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
		Name:	Graeme Halder
		Title:	Director and Chief Financial Officer

Date: April 27, 2017